April 9, 2012

VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 89 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on February 28, 2012 concerning Post-Effective Amendment No. 89 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust’), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2012, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendment.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

All Prospectuses

1.	Comment: Please supplementally confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C(3)(g) to Form N-1A.

Response: The Trust confirms that it will comply with the requirement to file any interactive data file as prescribed by General Instruction C(3)(g) to Form N-1A.

2.
Comment: For each Portfolio that includes derivatives disclosure, please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Portfolio will invest and the related risks.  See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and

Alison White.
April 9, 2012

confirms its belief that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

3.
Comment: For any Portfolios that reflect a fee waiver and/or expense reimbursement in the fee table, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the fee table.  If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table and provided in the footnote thereto as well as the reference to an “expense limitation” in the preamble to the example.

Response: The Trust has revised the fee table disclosure as necessary in response to this comment and confirms that, for each Portfolio that currently reflects a fee waiver and/or expense reimbursement in its fee table, the fee waiver and/or expense reimbursement reduced the Portfolio’s total annual operating expenses for the last fiscal year as shown in the fee table.

4.	Comment: If short sales will be significant for any Portfolio, please include a line item in the fee table showing the dividend and interest expenses associated with selling securities short.

Response: The Trust has not added a line item to the fee table for any Portfolio showing dividend and interest expenses associated with selling securities short because the Portfolios did not engage in short sales to a significant extent during the last fiscal year.  The Portfolios seeking short exposure generally obtain such exposure through the use of derivatives, such as futures contracts, which do not involve the same types of dividend and interest expenses for a Portfolio as short sales.

5.	Comment: For all Portfolios that invest in ETFs, please supplementally confirm that any ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table.

Response: The Trust confirms that ETF expenses are reflected in the Acquired Fund Fees and Expenses line item in the fee table, where applicable.

6.
Comment: For each Portfolio that includes short positions as a principal risk, please disclose in the principal investment strategy section that the Portfolio may engage in short sales and the reasons for doing so.

Response: The Trust has revised the principal investment strategy section disclosure for certain Portfolios to reflect that the Portfolios may engage in short sales as part of their principal investment strategies, where applicable.  Please note that short position

Alison White.
April 9, 2012

risk also is included as a principal risk for Portfolios that may obtain short exposure through derivative transactions, such as through taking a short position in a futures contract on a securities index.

7.
Comment: For all Portfolios that have “global” or “international” in their names, please disclose that these Portfolios normally will invest at least 40% of their assets outside the U.S. or that they normally will invest in non-U.S. companies in accordance with an applicable benchmark or index.  See Final Rule: Investment Company Names, Release No. IC-24828, footnote 42 dated January 17, 2001.

Response: The Trust is not aware of any statute, rule or regulation that requires investment companies that use the terms “global” or “international” in their names to have the investment policy requested in the staff’s comment.  In addition, the Trust has reviewed the SEC’s adopting release for Rule 35d-1, which is cited in the staff’s comment (the “Rule 35d-1 Adopting Release”), and has determined that there is no statement in the Rule 35d-1 Adopting Release that requires investment companies using the terms “global” or “international” in their names to have the investment policy requested in the staff’s comment.  The only guidance provided by the SEC in the Rule 35d-1 Adopting Release states that the SEC “would expect…that investment companies using these terms [(i.e., “global” and “international”)] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”1  The Trust believes that the investment policies of each Portfolio that uses the term “global” or “international” in its name currently are consistent with this guidance as well as consistent with industry practice, and therefore has not made any changes in response to this comment.

8.	Comment: Please review the EDGAR Series IDs to make sure that they match the Portfolios’ names and update accordingly.

Response: The Trust is in the process of reviewing the EDGAR Series IDs and will update them where necessary.

Master Prospectus

9.	EQ/AllianceBernstein Dynamic Wealth Strategies Portfolio

(a)	Comment: Please delete the first footnote to the fee table on page 2 since the Portfolio is not a new fund or, in the alternative, if the footnote is included

________________________

1           See Investment Company Names, Release No. IC-24828, at text accompanying fn 42-44 (Jan. 17, 2001).

Alison White.
April 9, 2012

because there has been a material change in expenses expected for the current fiscal year, revise the disclosure accordingly.

Response: The Trust has made the requested change.

(b)	Comment: Consider adding cash management risk and futures risk to the principal investment risks given the principal investment strategy disclosure on pages 3 and 4.

Response: The Trust has made the requested changes.

10.
EQ/AXA Franklin Small Cap Value Core Portfolio, EQ/Equity Growth PLUS Portfolio, EQ/Franklin Core Balanced Portfolio, EQ/Global Multi-Sector Equity Portfolio, EQ/International Core PLUS Portfolio, EQ/International Value PLUS Portfolio, EQ/Large Cap Core PLUS Portfolio, EQ/Large Cap Growth PLUS Portfolio, EQ/Large Cap Value PLUS Portfolio, EQ/Mid Cap Value PLUS Portfolio, EQ/Mutual Large Cap Equity Portfolio, EQ/Templeton Global Equity Portfolio

(a)
Comment: Please revise the investment objective on pages 10, 34, 39, 51, 56, 64, 72, 80, 88, 102, 113, and 128 to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.

Response: The Trust has made the requested changes.

(b)
Comment: The staff notes that each Portfolio has added a custom benchmark risk on pages 11, 35, 40, 52, 57, 65, 73, 81, 89, 103, 115 and 129, but that the custom benchmark has not been added to the performance tables on pages 12, 37, 42, 54, 59, 67, 75, 83, 91, 105, 117 and 131.  Please clarify whether the Trust will show the custom benchmark and, if so, please comply with Instruction 2 to Item 4 of Form N-1A.

Response: The Trust has added disclosure to the performance presentation regarding the custom benchmarks.

11.	EQ/AXA Franklin Small Cap Value Core Portfolio, EQ/Global Multi-Sector Equity Portfolio, EQ/Mutual Large Cap Equity Portfolio, EQ/Templeton Global Equity Portfolio

Comment: Please reconcile the inclusion of an Acquired Fund Fees and Expenses line item in the fee table on pages 10, 51, 113 and 128 with the fact that there is no corresponding disclosure for investing in other investment companies in the principal investment strategy section.

Alison White.
April 9, 2012

Response: The Trust has deleted the Acquired Fund Fees and Expenses line item in the fee table for each of these Portfolios.

12.	EQ/GAMCO Mergers and Acquisitions Portfolio

Comment: The staff notes that the Portfolio includes focused portfolio risk as a principal risk on page 46.  If the Portfolio is non-diversified, please disclose this fact in the principal investment strategy section.

Response: The EQ/GAMCO Mergers and Acquisitions Portfolio is registered under the 1940 Act as a “diversified” portfolio.  The Trust has revised the focused portfolio risk disclosure to clarify that it could apply to either a diversified or a non-diversified Portfolio.

13.	EQ/MFS International Growth Portfolio

Comment: Consider adding a focused portfolio principal risk given the principal investment strategy section disclosure that the Portfolio can focus its investments on page 96.

Response: The Trust has considered the staff’s suggestion and has determined not to make the suggested change.

14.	EQ/AllianceBernstein Short-Term Bond Portfolio and EQ/AllianceBernstein Short-Term Government Bond Portfolio

(a)	Comment: Please delete the language starting with “by investing …” in the investment objective section on pages 142 and 146 and move it to the principal investment strategy section.

Response: The Trust has made the requested changes.

(b)	Comment: Consider adding liquidity risk as a principal risk since each Portfolio can invest up to 15% of its assets in illiquid securities.

Response: Liquidity risk currently is listed as a principal risk for each Portfolio.

(c)	Comment: Please note that Rule 35d-1 under the Investment Company Act of 1940 requires a short-term bond portfolio to have a weighted average maturity of no more than 3 years.

Alison White.
April 9, 2012

Response: The Trust notes the staff’s comment that each Portfolio must have an average weighted maturity of not more than three years.

15.	EQ/Intermediate Government Bond Index Portfolio

Comment: Consider whether a derivatives or futures risk factor should be added to the principal risks section.

Response: The Trust has considered the staff’s comment and has determined not to add the suggested disclosure because it is anticipated that derivative instruments, such as futures contracts, will be used primarily to manage uninvested cash, which is expected to be a small percentage of the Portfolio.

16.	EQ/PIMCO Ultra Short Bond Portfolio

Comment: Please note that Rule 35d-1 requires a short-term bond portfolio to have a weighted average maturity of no more than 3 years.

Response: The Trust notes the staff’s comment that the Portfolio must have an average weighted maturity of not more than three years.

17.	EQ/Quality Bond PLUS Portfolio

(a)	Comment: Please explain supplementally why the Portfolio’s Other Expenses line item on page 167 contains a footnote stating that the values shown have been restated to reflect current expenses.

Response: The Trust has deleted the footnote reference to the “Other Expenses” line item in the fee table for the Portfolio, which is cited in the staff’s comment.

(b)	Comment: Please revise the footnote to the Acquired Fund Fees and Expenses line item on page 167 to reflect that the Portfolio is not a new Portfolio.

Response: The Trust has made the requested change.

18.	More Information on Fees and Expenses – Management Fees Paid by the Portfolios in 2011

Comment: Please explain supplementally why the first footnote to the table on page 172 states that the Manager has agreed to reduce the contractual management fees for the specified Portfolios, but none of the applicable Portfolios have expense limits in place.

Alison White.
April 9, 2012

Response: The footnote to the table on page 172 reflects that the Manager agreed to amend its Investment Management Agreement with respect to the referenced Portfolios during the last fiscal year to reduce the contractual management fee payable by these Portfolios to the Manager.

19.	More Information on Fees and Expenses – Expense Limitation Provisions

Comment: Please note that not all of the expense limits shown on page 173 and 174 are reflected in the fee tables for the corresponding Portfolios.  Please supplementally confirm that all necessary expense limits are reflected in the fee tables.

Response: The Trust confirms that all expense limits are reflected in the fee tables consistent with Comment 3 above.  Please note that certain Portfolios are subject to contractual expense limits that are higher than the current total annual operating expenses of the Portfolios, and therefore these arrangements are not reflected in the fee table presentations for these Portfolios.

Other Prospectuses

20.           All Asset Growth-Alt 20 Portfolio

(a)	Comment: Given the asset category disclosure on page 4, consider adding the following risks as principal risks: emerging markets risk, and small-, mid-, and large-cap companies risks.

Response: The Trust has made the requested changes.

(b)	Comment: Please explain supplementally why junk bonds (also known as high yield bonds) are included as a principal risk if the Portfolio does not invest in high yield securities.

Response: The Trust has revised the table disclosing the target investment percentages for each asset category in which the Portfolio invests to reflect that the Portfolio will seek to maintain exposure of approximately 2% of its assets in high yield bonds.

21.           EQ/International ETF Portfolio

(a)	Comment: Please reconcile the “short sale” language included in the description of the expense limitation arrangement on page 22 with the footnote on page 3.

Alison White.
April 9, 2012

Response: The Trust has deleted the description of the expense limitation arrangement from the fee table and has confirmed that the expense limitation arrangement disclosure on page 22 is accurate.

(b)	Comment: If short sales will be significant for the Portfolio, please include principal investment strategy and risk disclosure regarding short sales.

Response: The Trust has not made any changes in response to this comment because it is not expected that short sales will be significant for the Portfolio.

22.           AXA Strategic Allocation Series Portfolios

(a)	Comment: Please reconcile the “short sale” language included in the description of the expense limitation arrangement on page 44 with the footnotes on pages 3, 6, 9, 12, 15, and 18.

Response: The Trust has reconciled the disclosure by revising the footnotes on pages 3, 6, 9, 12, 15 and 18 to reflect that dividends and interest expenses on securities sold short are excluded from a Portfolio’s annual operating expenses.

(b)           AXA Ultra Conservative Strategy Portfolio

(i)	Comment: Since this is a new Portfolio, please complete only the 1 Year and 3 Years columns in the Example.

Response: The Trust has made the requested change.

23.           Tactical Manager Portfolios

(a)	Comment: Please delete the language starting with “by investing …” in the investment objective section and move it to the principal investment strategy section.

Response: The Trust has made the requested change.

(b)	Comment: Please revise the investment objectives to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.

Response: The Trust has made the requested changes.

(c)	Comment: The staff notes that each Portfolio has added a custom benchmark risk, but that the custom benchmark has not been added to the performance

Alison White.
April 9, 2012

tables.  Please clarify whether the Trust will show the custom benchmark and, if so, please comply with Instruction 2 to Item 4 of Form N-1A.

Response:  The Trust has added disclosure to the performance tables regarding the custom benchmarks.

(d)	Comment: Please reconcile the “short sale” language included in the description of the expense limitation arrangement on page 48 with the footnotes on pages 3, 11, 19 and 27.

Response: The Trust has deleted the description of the expense limitation arrangement from the fee table on pages 3, 19 and 27.  The Trust has reconciled the disclosure by revising the footnote on page 11 to reflect that dividends and interest expenses on securities sold short are excluded from a Portfolio’s annual operating expenses.

(e)           ATM International Portfolio

(i)	Comment: Please supplementally confirm that the Trust considered ETFs when determining that an Acquired Fund Fees and Expenses line item was not needed.

Response: The Trust confirms that it considered ETFs when determining that an Acquired Fund Fees and Expenses line item was not needed.

Statement of Additional Information

24.	Comment: If the EQ/GAMCO Mergers and Acquisitions Portfolio is non-diversified (see comment above), please revise the disclosure in the third paragraph on page 3 accordingly.

Response: The EQ/GAMCO Mergers and Acquisitions Portfolio is registered under the 1940 Act as a “diversified” fund.  Therefore, the Trust has not made any changes in response to this comment.  Please refer to the Trust’s response to Comment 12 above.

25.	Comment: If the description of the Trust is correct on page 3, then change the number of Portfolios offering Class IB and Class K shares from 8 to 9 in the second sentence of the third paragraph.

Response: The Trust has made the requested change.

Alison White.
April 9, 2012

Part C

26.           Exhibits

Comment: Please file copies of the Trust’s executed agreements, rather than “forms of” the agreements, except as otherwise permitted by Rule 483 under the Securities Act of 1933.

Response: The Trust will file as exhibits to the Registration Statement the executed versions of the agreements, except as otherwise permitted by Rule 483.

Other

27.           Comment:  Please provide “Tandy” representations.

Response:  A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 90.

*           *           *           *           *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP